                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           BANK OF BOSTON CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.50 Par Value
                         (Title of Class of Securities)

                                   060716 10 7
                                 --------------
                                 (CUSIP Number)

                                Michael W. Vasily
                            Executive Vice President
                                 BayBanks, Inc.
                               100 Federal Street
                           Boston, Massachusetts 02211
                                 (617) 482-1040
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                              Jerry V. Klima, Esq.
                                 Palmer & Dodge
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 573-0100

                                  July 29, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with this statement: [ ]


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================================================================================
      CUSIP No. 060716 10 7                13D                     Page 2 of 5
                                                                       Pages
- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BayBanks, Inc.      IRS Identification No. 04-2008039
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          WC
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e):                                                           / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
- --------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

          NUMBER OF                 891,000
           SHARES             --------------------------------------------------
        BENEFICIALLY          8   SHARED VOTING POWER
          OWNED BY
            EACH                    65,031
          REPORTING           --------------------------------------------------
         PERSON WITH          9   SOLE DISPOSITIVE POWER
                                    915,707
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                    1,463,879
- --------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,379,587
- --------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /X/
- --------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.6%
- --------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

          CO
================================================================================


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CUSIP No. 060716 10 7                                       Page 3 of 5 Pages


ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, $1.50 par value per share ("Common Stock"), of Bank of Boston Corporation ("Bank of Boston"), a Massachusetts corporation. The principal executive offices of Bank of Boston are located at 100 Federal Street, Boston, Massachusetts 02110.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) and (f) This statement is being filed by BayBanks, Inc. ("BayBanks"), a Massachusetts corporation. The principal executive offices of BayBanks are located at 100 Federal Street, Boston, Massachusetts 02110. BayBanks is a commercial banking company that provides a full range of financial services to individuals, businesses, governmental units, and other banks in the New England region. The name, principal occupation, business address and citizenship of each of the executive officers and directors of BayBanks is set forth on Schedule I hereto.

     (d) and (e) During the last five years, neither BayBanks nor, to the best of BayBanks' knowledge, any of the individuals named in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

     This Amendment No. 1 to Schedule 13D is being filed to report the disposition of beneficial ownership of 22,400,761 shares of the common stock of Bank of Boston resulting from the expiration, unexercised and for no consideration, of an option to purchase that number of shares, which option was granted to BayBanks in connection with the execution of the December 12, 1995 Agreement and Plan of Merger (the "Merger Agreement") by BayBanks and Bank of Boston. The option was exercisable only in certain circumstances relating to a potential change in control of Bank of Boston, none of which occurred. Pursuant to the Merger Agreement, a wholly-owned subsidiary of Bank of Boston merged with and into BayBanks (the "Merger"), effective at the opening of business on July 29, 1996, and BayBanks became a wholly-owned subsidiary of Bank of Boston. The option expired simultaneously with the Merger. A copy of the Merger Agreement was filed as EXHIBIT A to the Schedule 13D filed by BayBanks on December 22, 1995.

CUSIP No. 060716 10 7                                       Page 4 of 5 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) As trustee under trusts established for various BayBanks employee benfit plans and established by its customers, BayBank, N.A., a wholly-owned subsidiary of BayBanks, has or may be deemed to have (i) sole investment power over 915,707 shares of Common Stock, (ii) shared investment power over 1,463,879 shares, (iii) sole voting power over 891,000 shares, and
(iv) shared voting power over 65,031 shares. BayBank, N.A. disclaims beneficial ownership of an additional 1,167,947 shares of Common Stock held by the BayBanks Savings, Profit Sharing and Stock Ownership Plan, for which Plan it is a trustee but as to which shares it has neither voting nor investment power.

     (c) Other than (i) transactions in the ordinary course by BayBank, N.A. as trustee for any of the trust accounts described above that may have occurred during the past 60 days, and (ii) the conversion of the shares of BayBanks common stock held in such trust accounts or by the individuals named in Schedule I hereto into shares of Common Stock pursuant to the Merger, neither BayBanks nor, to BayBanks' knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

     (d) Other than as may be provided in the applicable instrument with respect to each of the trusts described above, BayBanks does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 6, 1996              BAYBANKS, INC.



                                        By: /s/ Michael W. Vasily
                                            ------------------------
                                                Michael W. Vasily
                                                Executive Vice President

CUSIP No. 060716 10 7                                       Page 5 of 5 Pages


                                   SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS OF BAYBANKS, INC.
               --------------------------------------------------

     The name, present principal occupation or employment, and business address of each of the directors and executive officers of BayBanks is set forth below. Unless otherwise indicated, each individual listed below is a citizen of the United States.

Executive Officers
- ------------------

William M. Crozier, Jr.                      Joan E. Tonra
Chairman, Bank of Boston Corporation         Senior Vice President
President, BayBanks, Inc.                    BayBanks, Inc.
100 Federal Street                           100 Federal Street
Boston, MA 02110                             Boston, MA 02110

Richard F. Pollard
Vice Chairman                                Directors
BayBanks, Inc.                               ---------
100 Federal Street
Boston, MA 02110                             Peter J. Manning
                                             Executive Director, Mergers and
Donald L. Isaacs                             Acquisitions
Vice Chairman                                Bank of Boston Corporation
BayBanks, Inc.                               100 Federal Street
100 Federal Street                           Boston, MA 02110
Boston, MA 02110
                                             William J. Parent
Ilene Beal                                   Director, Mergers and Acquisitions
Executive Vice President                     First National Bank of Boston
BayBanks, Inc.                               100 Federal Street
100 Federal Street                           Boston, MA 02110
Boston, MA 02110

Michael W. Vasily
Executive Vice President
BayBanks, Inc.
100 Federal Street
Boston, MA 02110